SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F    ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐       No    ☒

First Quarter 2014

Earnings Release

15 May 2014

01

Earnings Release

Lisbon, Portugal, 15 May 2014

In 1Q14, consolidated operating revenues amounted to Euro 690 million and consolidated EBITDA stood at Euro 279 million with an EBITDA margin of 40.5%. Net income was negative Euro 15 million in 1Q14. In 1Q14, capex amounted to Euro 103 million, equivalent to 14.9% of revenues, while capex from Portuguese telecommunications businesses stood at Euro 80 million, down by 19.8% y.o.y, reflecting again the end of the investment cycle occurred in previous years at Portuguese operations in the modernisation of networks and in technology. In 1Q14, EBITDA minus capex reached Euro 177 million, while EBITDA minus capex of the Portuguese telecommunications businesses amounted to Euro 186 million. In 1Q14, operating cash flow stood at Euro 127 million, while free cash flow amounted to a negative amount of Euro 73 million. As at 31 March 2014, net debt amounted to Euro 4,879 million. In 1Q14, cost of net debt reached 5.4% and cost of gross debt stood at 4.8%, with an average maturity of 5.2 years as at 31 March 2014.

Consolidated financial highlights (1)	Euro million

	1Q14	1Q13	y.o.y
Operating revenues	690.0	717.6	(3.9)%
Operating costs (2)	410.7	427.7	(4.0)%
EBITDA (3)	279.3	289.9	(3.7)%
EBITDA margin (%) (4)	40.5	40.4	0.1pp
Income from operations (5)	95.4	97.3	(2.0)%
Net income	(14.7)	26.7	n.m.
Capex	102.6	119.7	(14.3)%
Capex as % of revenues (%)	14.9	16.7	(1.8pp )
EBITDA minus Capex	176.8	170.2	3.9%
Operating cash flow	127.5	74.8	70.5%
Free cash flow	(72.7)	(14.5)	n.m.
Net debt	4,879.0	4,790.2	1.9%
After-tax unfunded PRB obligations	686.0	603.7	13.6%
Basic earnings per share	(0.02)	0.03	(155.0)%
Diluted earnings per share (6)	(0.02)	0.03	(155.0)%

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

(2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.

(3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(4) EBITDA margin = EBITDA / operating revenues.

(5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

(6) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

Consolidated income statement (1)	Euro million

	1Q14	1Q13	y.o.y
Operating revenues	690.0	717.6	(3.9)%
Portugal (2)	612.6	634.4	(3.4)%
Residential	178.8	179.2	(0.2)%
Personal	150.9	158.6	(4.9)%
Enterprise	190.0	203.2	(6.5)%
Wholesale, other and eliminations	92.9	93.4	(0.5)%
Other and eliminations	77.4	83.2	(7.0)%
Operating costs (3)	410.7	427.7	(4.0)%
Wages and salaries	100.2	108.8	(7.9)%
Direct costs	114.8	114.4	0.3%
Commercial costs	55.3	63.9	(13.4)%
Other operating costs	140.3	140.6	(0.2)%
EBITDA (4)	279.3	289.9	(3.7)%
Post retirement benefits	10.4	10.7	(2.5)%
Depreciation and amortisation	173.5	181.9	(4.6)%
Income from operations (5)	95.4	97.3	(2.0)%
Other expenses (income)	6.3	(24.5)	n.m.
Curtailment costs, net	0.3	0.6	(59.0)%
Net losses (gains) on disposal of fixed assets	(0.2)	(0.9)	(82.6)%
Net other costs (gains)	6.2	(24.3)	n.m.
Income before financ. & inc. taxes	89.0	121.9	(26.9)%
Financial expenses (income)	78.2	47.9	63.3%
Net interest expenses (income)	65.7	64.3	2.0%
Equity in earnings of affiliates and joint ventures, net	(3.5)	(24.1)	(85.7)%
Net other financial losses (gains)	16.0	7.7	108.8%
Income before income taxes	10.9	74.0	(85.3)%
Provision for income taxes	(16.0)	(34.2)	(53.3)%
Income before non-controlling interests	(5.1)	39.7	n.m.
Losses (income) attributable to non-controlling interests	(9.6)	(13.0)	(26.2)%
Consolidated net income	(14.7)	26.7	n.m.

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. Following the rollout of the convergent CRM, PT has changed its segmentation criteria of customers that are entrepreneurs in an individual basis, with impact in the Residential, Personal and Enterprises segments. 2013 figures were restated accordingly.

(2) Businesses in Portugal include wireline and MEO (previously named TMN).

(3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.

(4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

In 1Q14, consolidated operating revenues decreased by Euro 28 million to Euro 690 million (-3.9% y.o.y), reflecting primarily a revenue decline in the Portuguese telecommunications businesses (Euro 22 million) and a lower contribution from international operations, namely MTC, due to negative currency effect, and Timor Telecom.

Revenue performance from Portuguese telecommunications businesses continued to be impacted by pricing and competitive dynamics, namely in the Residential segment, and by the macroeconomic environment, reflected on the revenue decline across all segments. Residential revenues stood broadly stable at Euro 179 million, notwithstanding continued market share gains of MEO triple-play and quadruple-play offers. Personal segment revenues decreased by 4.9% y.o.y, to Euro 151 million, mainly due to lower customer revenues. The Enterprise segment is also penalised by competitive dynamics that are impacting pricing environment, namely on mobile services, notwithstanding an improved performance from large corporates in 1Q14 underpinned by both fixed line and mobile businesses. Revenues from Wholesale, other and eliminations decreased by 0.5% y.o.y in 1Q14 to Euro 93 million, reflecting higher accesses and traffic revenues that compensated lower capacity revenues and a circa Euro 2 million decline in the directories business (-22.9% y.o.y).

Other revenues, including intra-group eliminations, decreased by Euro 6 million (-7.0% y.o.y) to Euro 77 million in 1Q14, reflecting negative currency effects (Euro 11 million). Adjusting for this effect, other revenues would have increased by Euro 5 million, primarily explained by a higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data services, partially offset by a lower contribution from Timor Telecom (Euro 4 million) following the entrance of two new competitors in the market during the year 2013.

In 1Q14, consolidated EBITDA decreased by Euro 11 million (-3.7% y.o.y) to Euro 279 million, having significantly improved the quarterly trend when comparing to 4Q13 (-5.8% y.o.y), 3Q13 (-9.9% y.o.y), 2Q13 (-11.1% y.o.y) and 1Q13 (-12.4% y.o.y). The EBITDA decline was mainly due to: (1) the Portuguese telecommunications businesses, where EBITDA decreased by Euro 6 million (-2.2% y.o.y), primarily due to lower revenues (Euro 22 million), and (2) the 25.3% y.o.y (Euro 5 million) decrease in EBITDA from other businesses, reflecting the depreciation of the Namibian Dollar and other negative currency effects (Euro 5 million). On a constant currency basis, EBITDA from other businesses would have remained broadly flat at Euro 19 million, as the higher contribution from MTC was offset by a lower contribution from Timor Telecom and CVT. Additionally, excluding the impact of foreign currency movements against the Euro, consolidated EBITDA would have declined only by 1.9% y.o.y in 1Q14.

EBITDA by business segment (1) (2)	Euro million

	1Q14	1Q13	y.o.y
Portugal	265.6	271.6	(2.2)%
Other	13.7	18.4	(25.3)%
EBITDA	279.3	289.9	(3.7)%
EBITDA margin (%) (3)	40.5	40.4	0.1pp

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

(2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(3) EBITDA margin = EBITDA / operating revenues

Depreciation and amortisation costs amounted to Euro 174 million in 1Q14, compared to Euro 182 million in 1Q13, a decrease that reflects lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 7 million), explained by the decline in capex occurred in the last years following of the investments in future proof technologies and network undertaken in previous years, namely in FTTH and 4G-LTE coverage.

Net other losses amounted to Euro 6 million in 1Q14 as compared to net other gains of Euro 24 million in 1Q13. In 1Q13, this caption includes mainly a gain related to the wireline Concession Agreement amounting to Euro 26 million.

Net interest expenses increased to Euro 66 million in 1Q14 as compared to Euro 64 million in 1Q13, reflecting primarily an increase in the average net debt and an increase in the average cost of net debt, from 5.3% in 1Q13 to 5.4% in 1Q14, mainly as a result of a lower return on cash applications.

Equity in earnings of affiliates and joint ventures, which includes PT’s share in the earnings of associated companies and also joint ventures that are now accounted for by the equity method following the adoption of IFRS 11, decreased to Euro 3 million in 1Q14, as compared to Euro 24 million in 1Q13, reflecting primarily lower earnings from Unitel. In 1Q13, equity in earnings of affiliates also included Euro 8 million from CTM, which was disposed in 2Q13.

Net other financial losses, which include net foreign currency gains, net losses on financial assets and net other financial expenses, increased from Euro 8 million in 1Q13 to Euro 16 million in 1Q14, reflecting primarily: (1) lower foreign currency gains (Euro 3 million), mainly due to the impact of the appreciation of the US Dollar against the Euro, and (2) higher net other financial expenses mainly related to certain banking services and other costs incurred in connection with ongoing business combination between PT and Oi.

Income taxes decreased to Euro 16 million in 1Q14 as compared to Euro 34 million in 1Q13, due to lower taxable earnings across all businesses, reflecting mainly the non-recurring gains recognised in 1Q13 and lower equity in earnings of associated companies in 2014.

Income attributable to non-controlling interests amounted to Euro 10 million in 1Q14 and Euro 13 million in 1Q13, a decrease of Euro 3 million that reflects lower income attributable to non-controlling interests of Timor Telecom (Euro 2 million) and the African businesses (Euro 1 million).

Net income amounted to a net loss of Euro 15 million in 1Q14 compared to a net profit of Euro 27 million in 1Q13. This decrease is explained primarily by: (1) lower EBITDA from Portuguese telecommunications businesses (Euro 6 million); (2) lower non-recurring gains (Euro 30 million), reflecting primarily the net compensation receivable by PT regarding the universal service recognised in 1Q13, and (3) a reduction in PT’s share in the earnings of equity assets and joint ventures (Euro 21 million). These effects were partially offset by lower depreciation and amortisation expenses at Portuguese operations (Euro 7 million).

Capex

Capex amounted to Euro 103 million in 1Q14, equivalent to 14.9% of revenues, as compared to Euro 120 million in 1Q13. This decrease is explained by a lower contribution from Portuguese telecommunications businesses (Euro 20 million), which stood at Euro 80 million in 1Q14, reflecting: (1) lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks; (2) lower IS / IT related capex, primarily explained by the investment made in PT’s data centre in 2013, and (3) lower customer related capex, explained by lower unitary equipment costs and lower churn across the pay-TV and broadband services. In 2014 capex is expected to be below Euro 400 million since the recent investments in the modernisation of the networks and in technology should lead to a more demand driven capex. Capex from other businesses increased by 11.8% y.o.y to Euro 23 million in 1Q14, reflecting mainly a higher capex at MTC and CVT, that more than compensated a Euro 3 million decrease in Timor Telecom and notwithstanding currency effects (Euro 4 million).

Capex by business segment (1)	Euro million

	1Q14	1Q13	y.o.y
Portugal	79.6	99.2	(19.8)%
Other	23.0	20.6	11.8%
Total capex	102.6	119.7	(14.3)%
Capex as % of revenues	14.9	16.7	(1.8pp )

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Cash Flow and Net Debt

In 1Q14, operating cash flow stood at Euro 127 million as compared to Euro 75 million in 1Q13. This increase in operating cash flow (Euro 53 million) is explained by a lower investment in working capital (Euro 49 million), benefitting from the lower capex in 4Q13 compared to 4Q12 that translated into lower payments to fixed asset suppliers in 1Q14 compared to 1Q13, and a higher EBITDA minus Capex (Euro 7 million), mainly related to the capex decrease in the Portuguese telecommunications businesses.

Free cash flow (1)	Euro million

	1Q14	1Q13	y.o.y
EBITDA minus Capex	176.8	170.2	3.9%
Non-cash items	2.7	5.1	(47.1)%
Change in working capital	(52.0)	(100.5)	(48.3)%
Operating cash flow	127.5	74.8	70.5%
Interests	(113.4)	(85.5)	32.6%
Net reimbursements (contributions) to pension funds (2)	(11.0)	(9.8)	12.4%
Paym. to pre-retired, suspended employees and other	(39.5)	(34.4)	14.9%
Other cash movements	(36.3)	40.4	n.m.
Free cash flow	(72.7)	(14.5)	n.m.

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

(2) In 1Q14 and 1Q13, this caption includes payments related to the transferred regulated pension plans to the Portuguese State amounting to Euro 4.8 million and Euro 5.2 million, respectively.

In 1Q14, consolidated free cash flow stood at negative Euro 73 million and Euro 15 million in 1Q13. The Euro 58 million increase in the negative free cash flow is primarily explained by: (1) lower dividends received from affiliated companies (Euro 75 million), reflecting the dividends received in 1Q13 from Oi (Euro 51 million) and CTM (Euro 25 million); (2) higher interest payments (Euro 28 million), reflecting a different interest payment calendar compared to 2013, related to the business combination between PT and Oi, which is expected to be compensated until the end of 2014, and (3) higher payments related to post-retirement benefits (Euro 6 million). These effects were partially offset by the improvement in operating cash flow (Euro 53 million) as referred to above.

Total consolidated net debt amounted to Euro 4,879 million as at 31 March 2014, as compared to Euro 4,798 million as at 31 December 2013, an increase of Euro 81 million reflecting primarily the negative free cash flow generated in the period (Euro 73 million), as explained above, and dividends paid by PT’s subsidiaries to non-controlling shareholders (Euro 10 million). These effects were partially offset by the impact of the appreciation of the Brazilian Real against the Euro on our Brazilian cash and deposits, which resulted in a net debt decrease of Euro 11 million.

Change in net debt (1)	Euro million

	1Q14	1Q13
Net debt (initial balance)	4,798.1	4,760.3
Less: free cash flow	(72.7)	(14.5)
Translation effect on foreign currency debt	(10.8)	(10.8)
Other	19.1	26.2
Net debt (final balance)	4,879.0	4,790.2
Change in net debt	81.0	29.9
Change in net debt (%)	1.7%	0.6%

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

As at 31 March 2014, total consolidated gross debt amounted to Euro 7,227 million, of which 81.3% was medium and long-term, reflecting the 2020 one billion Eurobond issued in 2Q13, and 82.8% was set at fixed rates. The amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,048 million at the end of March 2014, which includes Euro 700 million of undrawn committed commercial paper lines and facilities.

PT’s average cost of net debt stood at 5.4% in 1Q14, compared to 5.3% in 1Q13, reflecting a lower return on cash applications. Cost of gross debt stood at 4.8% in 1Q14 compared to 4.9% in 1Q13. The maturity of PT’s net debt was 5.2 years as at 31 March 2014, benefiting from the 1 billion 7-year Eurobond issued in May 2013 and the repayment in April 2013 of the 1 billion Eurobond issued in 2009.

As stated in the MOU signed on 1 October 2013 by PT, Oi and certain of their shareholders, a condition precedent to the execution of the Business Combination was obtaining the necessary waivers and consents from the lenders of PT SGPS Group.

As such, PT has executed a consent solicitation to the holders of all the notes issued by PT Group, who have given their consent to the following main amendments: (1) except for the retail bond, the release and discharge of PT SGPS and PTC, as keep well providers, from all of their respective obligations under the applicable keep well agreements; (2) for the retail bond issued by PT SGPS, the substitution, in place of PT SGPS, of PT Portugal as issuer and principal obligor; (3) the addition of an unconditional and irrevocable guarantee from Oi; (4) the waiver of any and all of the events of default and potential events of default that could be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination, and (5) in the case of the Exchangeable Bonds only, the amendment of the exchange right.

In addition, PT has also entered into amendment agreements with its counterparties under bank debt agreements, which include a waiver similar to the one provided under PT’s notes, and some or all of the following: (1) replace PT SGPS and PT Comunicações with PT Portugal or PT International Finance BV as borrower; (2) modify certain definitions, covenants and events of default to provide that such provisions apply to PT Portugal; (3) add an unconditional and irrevocable guarantee from Oi, and (4) modify certain covenants and related definitions to conform to the corresponding terms of certain existing credit facilities of Oi and to provide that certain related calculations are made based on the financial statements of Telemar Participações S.A.

Under all these agreements related to existing notes or credit facilities of PT Group, the waiver was effective upon signature of such agreements, while the other modifications were effective upon the completion of the Capital Increase.

Post Retirement Benefit Obligations

As at 31 March 2014, the projected post retirement benefit obligations (PBO) related to pension complements and healthcare amounted to Euro 492 million and the market value of assets under management amounted to Euro 418 million, compared to Euro 494 million and Euro 386 million as at 31 December 2013, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 816 million as at 31 March 2014 and Euro 852 million as at 31 December 2013, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 891 million and after-tax unfunded obligations amounted to Euro 686 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants.

Post retirement benefit obligations	Euro million

	31 March 2014	31 December 2013
Pensions obligations	116.1	117.2
Healthcare obligations	376.2	376.5
PBO of pension and healthcare obligations	492.3	493.7
Market value of funds	(417.6)	(386.3)
Unfunded pensions and healthcare obligations	74.7	107.4
Salaries to suspended and pre-retired employees	816.2	851.7
Gross unfunded obligations from Portuguese businesses	890.9	959.0
After-tax unfunded obligations from Portuguese businesses	686.0	738.5

Equity

As at 31 March 2014, shareholders’ equity excluding non-controlling interests amounted to Euro 1,771 million, representing an increase of Euro 130 million when compared to Euro 1,641 million as at 31 December 2013. This increase is primarily explained by: (1) positive foreign currency translation adjustments generated in the period (Euro 107 million), which mainly relates to the impact of the appreciation of the Brazilian Real against the Euro, and (2) net actuarial gains recorded in the period (Euro 22 million, net of taxes). These effects more than offset the negative net income generated in the period amounting to Euro 15 million.

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

1Q14
Equity before non-controlling interests (initial balance)	1,641.3
Net income	(14.7)
Net currency translation adjustments	106.8
Dividends paid by PT	0.0
Net actuarial gains (losses), net of taxes	21.8
Other	16.0
Equity before non-controlling interests (final balance)	1,771.2
Change in equity before non-controlling interests	129.9
Change in equity before non-controlling interests (%)	7.9%

Consolidated Statement of Financial Position

Total assets decreased to Euro 11.8 billion as at 31 March 2014 compared to Euro 12.0 billion as at 31 December 2013, reflecting the decrease in cash and equivalents (Euro 0.2 billion), partially offset by the impact of the appreciation of the Brazilian Real against the Euro on PT’s investment in Oi and Contax (Euro 0.1 billion). Total liabilities stood at Euro 9.8 billion as at 31 March 2014 compared to Euro 10.2 billion as at 31 December 2013, reflecting the decrease in indebtedness (Euro 0.1 billion) and post retirement benefits (Euro 0.1 billion).

Consolidated statement of financial position	Euro million

	31 March 2014	31 December 2013
Cash and equivalents	2,348.1	2,573.1
Accounts receivable, net	1,288.8	1,170.7
Inventories, net	85.4	85.9
Financial investments	2,926.6	2,941.8
Intangible assets, net	1,089.9	1,098.3
Tangible assets, net	3,373.3	3,438.5
Accrued post retirement asset	1.9	1.8
Other assets	92.4	80.2
Deferred tax assets and prepaid expenses	619.0	630.1
Total assets	11,825.4	12,020.4
Accounts payable	523.5	587.7
Gross debt	7,227.1	7,371.1
Accrued post retirement liability	892.8	960.9
Other liabilities	726.9	742.7
Deferred tax liabilities and deferred income	448.6	491.1
Total liabilities	9,819.0	10,153.6
Equity before non-controlling interests	1,771.2	1,641.3
Non-controlling interests	235.2	225.5
Total shareholders’ equity	2,006.4	1,866.8
Total liabilities and shareholders’ equity	11,825.4	12,020.4

03

Operational Review

Portuguese Telecommunications Businesses

In 1Q14, the Portuguese telecommunications businesses continued to show stable customer growth, with the fixed retail customers growing by 1.8% y.o.y to 5,184 thousand (net additions reached 26 thousand in 1Q14), and mobile customers up by 2.7% y.o.y to 7,854 thousand (42 thousand net disconnections in 1Q14, notwithstanding postpaid performance, reaching 150 thousand net additions in the quarter), on the back of the success of PT’s offering, namely M4O, which continued gaining momentum, having reached 2.1 million RGUs in May 2014.

Portuguese operating data

	1Q14	1Q13	y.o.y
Fixed retail accesses (‘000)	5,184	5,091	1.8%
PSTN/ISDN	2,534	2,592	(2.2)%
Broadband customers	1,316	1,251	5.1%
Pay-TV customers	1,334	1,248	6.9%
Mobile Customers (‘000)	7,854	7,647	2.7%
Postpaid	3,075	2,565	19.9%
Prepaid	4,779	5,082	(6.0)%
Net additions (‘000)
Fixed retail accesses	26	38	(31.7)%
PSTN/ISDN	(16)	(13)	(21.3)%
Broadband customers	22	27	(17.8)%
Pay-TV customers	20	25	(19.1)%
Mobile Customers	(42)	49	(186.2)%
Postpaid	150	96	56.3%
Prepaid	(192)	(47)	n.m.
Data as % of mobile service revenues (%)	38.1	35.6	2.5pp

Growth of fixed retail customers was underpinned by a solid performance of MEO, with pay-TV customers up by 6.9% y.o.y to 1,334 thousand (net additions of 20 thousand in 1Q14), confirming the continued success and the attractiveness of MEO in the Portuguese market, even against a backdrop of intense competitive environment and already high penetration of pay-TV. PT’s triple-play customers (voice, broadband and pay-TV) accounted for 37 thousand net additions in 1Q14 reaching 989 thousand customers (up by 14.7% y.o.y).

In 1Q14, mobile customers continued to benefit from the performance of postpaid customers, which grew by 19.9% y.o.y to 3,075 thousand (150 thousand net additions in 1Q14), benefiting from the convergent offer M4O, launched in January 2013, which continues leading to a prepaid to postpaid migration in mobile customer base.

Residential

In 1Q14, residential retail accesses or retail revenue generating units (RGUs) increased by 1.1% y.o.y, reaching 3,848 thousand, with pay-TV and broadband accesses already accounting for 57.4% of total residential retail accesses as at 31 March 2014. In 1Q14, fixed retail accesses reached 18 thousand net additions, reflecting: (1) 8 thousand PSTN/ISDN net disconnections; (2) 10 thousand pay-TV net additions, and (3) 16 thousand fixed broadband net additions. This performance was impacted by aggressive commercial offers in the market and already high penetration of pay-TV in the Portuguese market. Pay-TV reached 1,168 thousand customers in the quarter (+3.6% y.o.y) while fixed retail broadband reached 1,042 thousand customers (+3.1% y.o.y), underpinned by PT’s bundled offers and M4O, which is still gaining momentum. Unique customers in the residential segment reached 1,798 thousand while triple-play customers stood at 849 thousand (+9.9% y.o.y) and already represented 47.3% of PT’s residential customers, extending its leadership in this market. The continued and sustainable growth of triple and quadruple-play bundles have led to an ARPU growth of 0.9% y.o.y to Euro 32.1 and to an increase of RGU’s per unique customer from 2.06 in 1Q13 to 2.14 in 1Q14, despite a lower contribution from other value added services.

Residential operating data (1)

	1Q14	1Q13	y.o.y
Fixed retail accesses (‘000)	3,848	3,808	1.1%
PSTN/ISDN	1,638	1,669	(1.8)%
Broadband customers	1,042	1,011	3.1%
Pay-TV customers	1,168	1,127	3.6%
Unique customers	1,798	1,852	(2.9)%
Net additions (‘000)
Fixed retail accesses	18	28	(33.7)%
PSTN/ISDN	(8)	1	n.m.
Broadband customers	16	14	13.9%
Pay-TV customers	10	13	(20.1)%
ARPU (Euro)	32.1	31.8	0.9%
Non-voice revenues as % of revenues (%)	67.8	64.8	3.0pp

(1) Following the rollout of the convergent CRM, PT has changed its segmentation criteria of customers that are entrepreneurs in an individual basis, with impact in the Residential, Personal and Enterprises segments. 2013 figures were restated accordingly.

In 1Q14, revenues in the Residential segment remained broadly stable reaching Euro 179 million. Service revenues decreased by 0.9% y.o.y due to: (1) increased competitive dynamics and aggressiveness, namely in terms of pricing, with impact in terms of retention programmes; (2) already high pay-TV penetration, and (3) shifting of market share gains coming from pay-TV market expansion in price sensitive segments. As a result of the higher penetration of triple and quadruple-play offers, the weight of non-voice services in Residential service revenues stood at 67.8% (+3.0pp y.o.y) in 1Q14 and the weight of flat revenues stood at 89.6% (+1.3pp y.o.y).

Personal

In 1Q14, mobile Personal customers, including voice and broadband customers, continued to show a strong performance having increased by 3.0% y.o.y to 6,316 thousand. In 1Q14, mobile Personal customers registered 73 thousand net disconnections, as the solid performance in postpaid was more than offset by prepaid customers net disconnections. The solid performance in postpaid customers (116 thousand net additions in 1Q14) is anchored on the strong commercial success of M4O, which is supporting the transformation of the Portuguese mobile market by introducing convergence which allows additional differentiation, while at the same time is shifting the focus from prepaid to postpaid. In fact, according to Anacom, PT has gained market share in 4Q13 for the fifth consecutive quarter (+2.3pp), unlike the competition.

In 1Q14, customer revenues in the Personal segment declined by 6.8% y.o.y to Euro 123 million, on the back of challenging competitive dynamics, namely in terms of pricing, and difficult economic conditions, reflected on lower and volatile recharges and migration to lower tariff plans. The weight of flat fee customer revenues increased by +13.5pp y.o.y to 47.9%, underpinned by M4O and “unlimited” tariff plans performance. Interconnection revenues increased 21.1% y.o.y to Euro 10 million in 1Q14, as MTRs, which declined throughout 2012, averaged out and contributed to an improvement of interconnection revenues. Personal segment ARPU declined by 9.2% y.o.y to Euro 7.0, improving when compared to 4Q13 (-10.8% y.o.y). The weight of non-voice revenues in service revenues stood at 37.7% in 1Q14 (+1.8pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

Personal operating data (1)

	1Q14	1Q13	y.o.y
Mobile Customers (‘000)	6,316	6,130	3.0%
Postpaid	1,686	1,227	37.4%
Prepaid	4,630	4,902	(5.6)%
Net additions (‘000)	(73)	53	(239.6)%
Postpaid	116	99	17.7%
Prepaid	(189)	(46)	n.m.
MOU (minutes)	102	91	11.4%
ARPU (Euro)	7.0	7.7	(9.2)%
Customer	6.4	7.2	(10.7)%
Interconnection	0.5	0.5	16.0%
SARC (Euro)	24.9	25.5	(2.6)%
Data as % of service revenues (%)	37.7	35.9	1 .8pp

(1) Following the rollout of the convergent CRM, PT has changed its segmentation criteria of customers that are entrepreneurs in an individual basis, with impact in the Residential, Personal and Enterprises segments. 2013 figures were restated accordingly.

Enterprise

Against a backdrop of intense competitive environment, PT maintained a solid leadership, both in large corporate and in small and medium size businesses, anchored on its distinctive products and services to both market segments, leveraged in its state-of-the-art Data Centre.

Operating revenues of the Enterprise customer segment declined by 6.5% y.o.y to Euro 190 million in 1Q14, impacted by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects throughout last quarters; (2) the large corporate cost reduction initiatives, more visible in certain sectors, such as banking and financial services and pharmacies, and (3) intense price competition across the various segments, mainly in mobile. It is worth highlighting that revenue trends from the Corporate segment improved in 1Q14 both fixed and mobile revenues. In 1Q14, non-voice services from Enterprise segment represented 57.6% of Enterprise retail revenues, up by 4.8pp y.o.y.

Enterprise operating data (1)

	1Q14	1Q13	y.o.y
Fixed retail accesses (‘000)	1,149	1,092	5.2%
PSTN/ISDN	714	736	(3.0)%
Broadband customers	271	237	14.0%
Pay-TV customers	165	118	39.1%
Retail RGU per access	1.61	1.48	8.5%
Mobile Customers (‘000)	1,489	1,460	1.9%
Net additions (‘000)
Fixed retail accesses	10	12	(20.6)%
PSTN/ISDN	(6)	(12)	50.8%
Broadband customers	6	13	(52.0)%
Pay-TV customers	9	11	(17.6)%
Mobile Customers	32	(1)	n.m.
ARPU (Euro)	20.3	22.1	(8.2)%
Non-voice revenues as % of revenues (%)	57.6	52.8	4.8pp

(1) Following the rollout of the convergent CRM, PT has changed its segmentation criteria of customers that are entrepreneurs in an individual basis, with impact in the Residential, Personal and Enterprises segments. 2013 figures were restated accordingly.

Consolidated financial performance in Portugal

In 1Q14, revenues from Portuguese telecommunications businesses declined by Euro 22 million (-3.4% y.o.y) to Euro 613 million, reflecting: (1) revenue decline at the Enterprise customer segment (Euro 13 million, -6.5% y.o.y, improving when comparing to previous quarters), notwithstanding an improving trend from Corporate, and (2) revenue decline at the Personal customer segment by 4.9% y.o.y to Euro 151 million, on the back of challenging competitive dynamics. Revenues from the Residential segment remained broadly stable at Euro 179 million also due to increased competition, namely in terms of pricing with impact in retention programmes, and the shifting of market share gains coming from pay-TV market expansion in price sensitive segments. Wholesale, other and eliminations revenues declined to Euro 93 million (-0.5% y.o.y), benefiting from higher revenues associated with certain traffic contracts and higher ULL revenues, notwithstanding a Euro 2 million decline in the directories business (-22.9% y.o.y).

Against revenue pressure in the Portuguese telecommunications businesses, the measures implemented to control costs and the transformation initiatives undertaken are allowing PT to continue to reduce costs and maintain solid margin performance with a 0.6pp y.o.y improvement.

Portuguese telecommunications businesses financial information (1)	Euro million

	1Q14	1Q13	y.o.y
Operating revenues	612.6	634.4	(3.4)%
Residential	178.8	179.2	(0.2)%
Service revenues	175.3	176.9	(0.9)%
Sales and other revenues	3.5	2.2	57.0%
Personal	150.9	158.6	(4.9)%
Service revenues	132.6	139.9	(5.2)%
Customer revenues	122.6	131.6	(6.8)%
Interconnection revenues	10.0	8.2	21.1%
Sales and other	18.3	18.7	(2.6)%
Enterprise	190.0	203.2	(6.5)%
Wholesale, other and eliminations	92.9	93.4	(0.5)%
Operating costs	347.0	362.9	(4.4)%
Wages and salaries	60.4	63.0	(4.0)%
Direct costs	114.0	114.4	(0.4)%
Commercial costs	54.7	59.8	(8.5)%
Other operating costs	117.9	125.8	(6.3)%
EBITDA (2)	265.6	271.6	(2.2)%
Post retirement benefits	10.4	10.6	(2.2)%
Depreciation and amortisation	154.4	161.8	(4.6)%
Income from operations (3)	100.8	99.1	1.7%
EBITDA margin (4)	43.4%	42.8%	0.6pp
Capex	79.6	99.2	(19.8)%
Capex as % of revenues	13.0%	15.6%	(2.6pp )
EBITDA minus Capex	186.0	172.4	7.9%

(1) Following the rollout of the convergent CRM, PT has changed its segmentation criteria of customers that are entrepreneurs in an individual basis, with impact in the Residential, Personal and Enterprises segments. 2013 figures were restated accordingly. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

(4) EBITDA margin = EBITDA / operating revenues.

In 1Q14, operating costs excluding D&A and PRBs declined by 4.4% y.o.y (Euro 16 million), to Euro 347 million. Wages and salaries decreased by 4.0% y.o.y to Euro 60 million explained by higher efficiency levels in certain internal processes. Direct costs declined by 0.4% y.o.y to Euro 114 million in 1Q14, reflecting mainly lower directories and interconnection costs, offset by higher traffic costs. Commercial costs decreased by 8.5% y.o.y to

Euro 55 million in 1Q14, despite the marketing campaigns supporting the rebranding of PT’s mobile business from TMN to MEO. Other operating expenses decreased by 6.3% y.o.y in 1Q14 to Euro 118 million, primarily explained by a relentless focus on cost cutting and profitability and also an increase in maintenance productivity due to the implementation of new generation access networks (FTTH) as referred to in the past.

In 1Q14, EBITDA from the Portuguese telecommunications businesses amounted to Euro 266 million (-2.2% y.o.y), equivalent to a 43.4% margin, having improved strongly the quarterly trend when comparing to 4Q13 (-5.8% y.o.y), 3Q13 (-9.1% y.o.y), 2Q13 (-9.7% y.o.y) and 1Q13 (-11.7% y.o.y). The EBITDA performance is the result of the decline in service revenues (Euro 23 million), which have high operating leverage, and also of lower margin in new services provided by the Enterprise segment. In effect, in a context where service revenues minus direct costs declined by Euro 23 million, EBITDA declined only by Euro 6 million, reflecting a continuous focus on cost cutting and efficiency gains. EBITDA performance in Portugal was also penalised by a continuous decline in the directories business.

Capex from Portuguese telecommunications businesses decreased by 19.8% y.o.y to Euro 80 million in 1Q14 and stood at 13.0% of revenues (-2.6pp y.o.y), mainly due to lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. As a result, EBITDA minus capex in 1Q14 was up by 7.9% y.o.y to Euro 186 million. In 1Q14, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) technology and infrastructure capex (Euro 25 million, -21.1% y.o.y); (2) investments in IT/IS projects, which represented 24% of total capex in 1Q14, and (3) customer capex, which amounted to Euro 34 million (-15.5% y.o.y).

International Businesses

Oi

In 1Q14, Oi’s revenue generating units (RGUs) stood at 74,600 thousand, stable when compared to 1Q13, including: (1) 17,661 thousand residential RGUs (-4.4% y.o.y), mainly impacted by a 6.7% y.o.y decrease in fixed lines; (2) 48,145 thousand personal mobile customers, which grew by 3.4% y.o.y, underpinned by prepaid customers growth, and (3) 8,137 thousand Corporate and SMEs RGUs, down by 9.1% y.o.y, negatively impacted by fixed and mobile customers mainly as a result of the customer base clean-up referred to last quarter and notwithstanding a 4.3% y.o.y growth in broadband. Oi continued to focus on customer quality, including bad debt reduction and disconnections, through a more conservative commercial strategy, in order to increase profitability. The initiatives in place reflect a less buoyant macro environment and a renewed focus on financial discipline and aim at achieving sustainable growth.

In 1Q14, Oi’s pro-forma consolidated net revenues, as reported by Oi, decreased by 2.3% y.o.y to R$ 6,877 million, impacted by: (1) lower MTRs; (2) a decrease on traffic in the Corporate / SMEs segment, and (3) the focus on profitability and protection of Oi’s financial position. These effects were partially offset by the positive performance of pay-TV and fixed broadband in the residential segment. EBITDA, as reported by Oi, stood at R$ 2,957 million, with a margin of 43.0%, impacted by the gain related to the mobile towers disposal. Capital expenditures stood at R$1,208 million in 1Q14 (-28.6% y.o.y) reflecting primarily past investments in mobile and broadband networks as well as best allocation of investments. As a result, EBITDA minus capex in 1Q14 reached R$ 1,749 million. Net debt stood at R$30,291 million as at 31 March 2014.

Please see additional information in Oi’s first quarter 2014 press release.

04

Other Disclosures

Additional information

29. April.14 | PT announced that the period for the subscription of shares under the share capital increase of Oi S.A. (“Oi”) ended. In the share capital increase 2,142,279,524 ordinary shares were issued at the price of R$2.17 per share and 4,284,559,049 preferred shares (PN) were issued at a price of R$2.00 per share, resulting in total proceeds of c. R$13.1 billion, after underwriting discounts and commissions (before expenses). Based on the value of the PT Assets resulting from the independent valuation carried out by Banco Santander (Brasil), S.A, i.e. R$ 5,709.9 million, PT subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi. The Resulting Stake complies with PT subscription commitment conditions, being within the range agreed in the Memorandum of Understandings executed on 1 October 2013.

5. May.14 | PT announced that has transferred to a securities account in the name of Oi, S.A. (“Oi”), with the settlement of Oi’s share capital increase, all the shares it held representing PT Portugal, SGPS, S.A. (“PT Portugal”)’s share capital. Additionally, pursuant to the agreements implementing the changes approved at the meeting held on 18 March 2014 by the holders of the €400,000,000 6.25 per cent Notes due 2016, issued by PT under its €7,500,000,000 Euro Medium Term Note Programme (“Notes”), as of that day PT Portugal became the issuer and principal obligor of such Notes. Nuno Manuel Teiga Luís Vieira was appointed the representative for the relations with the CMVM and the market.

6. May.14 | PT informed on the announcement made by Oi, S.A. (“Oi”) on the closing of public offering of shares and exercise of over-allotment option, as detailed in the company’s document disclosed on the same day.

9. May.14 | PT informed that it has acquired 20,640,000 ordinary shares representing 2.30% of PT’s share capital and corresponding voting rights. This acquisition was executed over the counter and was the result of a physical settlement pursuant to an optional early termination by PT of the equity swap contract established with Barclays Bank Plc and previously disclosed to the market. The acquisition price corresponded to the equity notional amount of the equity swap contract, of € 178,071,826.72, i.e., € 8.6275 per share. Following this transaction, PT holds 20,640,000 ordinary own shares in treasury.

9. May.14 | PT announced that the gross amount of Euro 0.10 per share will be paid on 30 May 2014. The ex-right date will be 27 May 2014, and the record date will be 29 May 2014.

Please see additional information in the notes to our financial statements as at 31 March 2014.

Changes in accounting policies and estimates

PT’s consolidated financial statements are prepared in accordance with IFRS as adopted by the European Union, under which the adoption of IFRS 11 Joint Arrangements is mandatory. Under this IFRS, the proportional consolidation of joint controlled entities is no longer possible and the equity method of accounting is required. Following the adoption of IFRS 11 in December 2013, PT’s joint control interest in Oi, Contax and controlling entities is accounted by the equity method and prior year information from 1Q13 to 3Q13 was restated accordingly.

The impacts of this adoption is as follows:

Euro million

1Q13
Reported previously
Revenues	1,552.6
EBITDA	526.3
Net Income	26.7
Capex	286.5
Net Debt	8,100.6
Restated
Revenues	717.6
EBITDA	289.9
Net Income	26.7
Capex	119.7
Net Debt	4,790.2

Please see additional information regarding the subject referred to above, including the detailed impacts of the restatements, in the notes to our financial statements as of 31 March 2014.

Forward looking statement / disclaimer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

05

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud services

Services delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model, offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid - payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The international accountancy standards adopted as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PBO	Post Retirement Benefit Obligations.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Quadruple-play Offer	(1) all-in-one bundle offers, which include standard pay-TV, broadband internet and fixed and mobile telephony services as a package, and (2) non-bundle quadruple-play customers, which subscribe standard TV, broadband internet and fixed and mobile telephony to PT through individual service subscriptions rather than through our all-in-1 bundles.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer

(1) all-in-one bundle offers, which include standard pay-TV, broadband internet and fixed telephony services as a package, and (2) non-bundle triple-play customers, which subscribe standard TV, broadband internet and fixed telephony to PT through individual service subscriptions rather than through our All-in-1 bundles.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G-LTE

4Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

Additional Information

This information is also available on PT’s IR website ir.telecom.pt and mobile website m.telecom.pt and on PT’s IR&CSR app for iPad and Android tablets.

Conference Call details

Portuguese conference call

Date: 15 May 2014

Time: 13:00 (Portugal/UK), 14:00 (CET), 8:00 (US/NY)

Telephone number

+55 11 3127 4971 / +55 11 3728 5971

(Code: Oi )

If you are unable to attend the conference call a replay will be available for one week through the following number:

+55 11 3127 4999
(Replay code: 71948665)

English conference call

Date: 15 May 2014

Time: 15:00 (Portugal/UK), 16:00 (CET), 10:00 (US/NY)

Telephone numbers:

Outside US: +1 412 317 6776

US: +1 877 317 6776

(Code: Oi )

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 412 317 0088
(Replay code: 10046122)

US callers: +1 877 344 7529
(Replay code: 10046122)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.